FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

October 28, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125993

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL SIGNS MEMORANDUM OF INTENT WITH MINMETALS

Moscow, Russia – October 28, 2008 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces that it has signed a Memorandum of Intent with Minmetals, one of China’s largest state industrial corporations.

On October 28, 2008, at the Third Russian-Chinese Economic Forum in Moscow, with Vice-Prime Minister of the Russian Federation Alexander Zhukov in attendance, a number of commercial bilateral agreements were signed. One of the aforementioned agreements was the Memorandum of Intent between Mechel OAO and Minmetals, a Chinese-based state mining, metallurgical, construction, and investment corporation. The Memorandum was signed by Igor Zyuzin, Chief Executive Officer of Mechel OAO, and Zhang Yuanrong, Vice President of Minmetals.

The purpose of the Memorandum of Intent is to establish a long-term mutually advantageous partnership to realize Mechel’s key projects for the reconstruction of operating infrastructure and the construction of new infrastructure of federal importance. For example, construction of the rail and structural steel mill at Chelyabinsk Metallurgical Plant OAO, is in-line with the agreement with RZhD OAO, and building of a new coal mining complex at Elga deposit – the largest undeveloped coal deposit, is also in-line with the federal concept of Russia’s Far East region development.

Founded in 1950, China’s Minmetals Corporation is a state owned metallurgical and mining company ranked 11th among the 500 largest businesses of the Chinese People’s Republic.  It implements the strategy of investing in various sectors with the view of establishing a full production cycle.

“Today, the importance of a close economical partnership with the Asian-Pacific region on an international level can not be understated. An example of this is the Third Russian-Chinese Economical Forum, which is currently being held in Moscow. Since 1998, the commodity circulation volume between Russia and China has risen ten-fold while relations between Russian and Chinese partners have strengthened. Within this kind of cooperation Mechel OAO and Minmetals Corporation signed the Memorandum for long-term partnership. Mechel will continue to implement and develop its strategy for its production and infrastructure assets. As a vertically integrated company, Mechel will continue to produce high value-added downstream products while using the most modern technologies,” Mechel Management OOO Chief Executive Officer Vladimir Polin noted.

“Minmetals Corporation is one of the leading Chinese state corporations with positive, broad experience in the construction of metallurgical plants and engineering of mining plants worldwide. For Minmetals, signing of the Memorandum is their first experience with a Russian company, while Mechel gains an additional reliable and professional partner to aid in its effective production,” Mr. Polin added.

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Mechel OAO
Ilya Zhitomirsky

Phone: + 7 495 221 88 88

ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian companies.  Its business includes three segments: mining, steel, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

	By:	/s/ Igor Zyuzin

	Name:	Igor Zyuzin

	Title:	CEO

Date: October 28, 2008